FILE No. 82-2418
Rule 12g3-2 (b)

WPN RESOURCES LTD.
TSX Symbol: WPR
Corporate Office: #1500 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8
Tel : 1-604-669-2099
Fax: 1-604-669-3099

...y 1, 2003 **NEWS RELEASE**

WPN ANNOUNCES PRIVATE PLACEMENT

The Company reported today that it had agreed to a private placement of Convertible Promissory Notes aggregating $310,000.00U.S. (approximately $450,000.00Cdn.). The Notes bear interest at a rate of 10% per annum and are payable as to $100,000.00U.S. twelve months from the date of issuance (the "First Note") and as to $210,000.00 twenty-four months from the date of issuance (the "Second Note"). The amounts due under the Notes may be converted into units of the Company on the basis of one unit for each $0.10 of principal outstanding on the date of conversion. Each unit consists of one common share in the capital of the Company and one non-transferable Share Purchase Warrant. In respect of the First Note, each Warrant entitles the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of one year from the issuance of the Note. In respect of the Second Note, each Warrant entitles the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of one year from the issuance of the Second Note and at a price of $0.15 per share for a subsequent one year period. The proceeds obtained from Notes have been applied to the completion by the Company of its Italian oil concessions, repayment of existing indebtedness and for working capital. The placement is subject to the approval of the TSX Venture Exchange.

WPN RESOURCES LTD.

Per **"Glenn Whiddon"**
GLENN R. WHIDDON, CEO

The TSX Venture Exchange neither approves nor disapproves of the information contained herein.

For further information please contact:
WPN OFFICE:
Suite 1500 – 885 West Georgia Street
Vancouver, BC V6C 3E8
Telephone: 604 669 2099
Fax: 604 669 3099
Email: westpinn@lightspeed.ca

dlw 6/4

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*** ACTIVITY MANAGEMENT REPORT TX ***
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ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE	PGS.	RESULT
04/25 16:49	011442078327001		1070	TRANSMIT ECM	2	OK 00'46
04/28 09:45	3017653434		1071	TRANSMIT ECM	1	OK 00'36
04/29 06:45	12163636533		1072	TRANSMIT ECM	1	OK 00'30
04/29 15:08	12163633683		1073	TRANSMIT	0	NG 00'00 0 STOP
04/29 15:11	12163633638		1074	TRANSMIT ECM	1	OK 00'24

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*** ACTIVITY MANAGEMENT REPORT RX ***
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ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE	PGS.	RESULT
04/25 05:56	32 6391917		5385	AUTO FAX RX ECM	3	OK 01'12
04/25 11:24	604 807 5658		5386	AUTO FAX RX G3	1	OK 01'05
04/25 12:42	12126351999		5387	AUTO FAX RX ECM	2	OK 00'57
04/25 14:00			5388	MEMORY RX ECM	3	OK 01'18
04/25 18:54			5389	AUTO FAX RX ECM	3	OK 01'30
04/26 16:05			5390	AUTO FAX RX ECM	3	OK 01'17
04/28 02:19	00181332125868		5391	AUTO FAX RX ECM	3	OK 00'49
04/28 03:31			5392	AUTO FAX RX ECM	7	OK 02'05
04/28 10:42	0048 76 8478205	KGHM POLSKA MIED	5393	AUTO FAX RX ECM	14	OK 07'44
04/28 14:01			5394	AUTO FAX RX ECM	7	OK 02'37
04/28 14:38	604 807 5658		5395	AUTO FAX RX G3	3	OK 02'44
04/28 15:35			5396	AUTO FAX RX ECM	1	OK 00'47
04/29 03:58	+086788130		5397	AUTO FAX RX ECM	24	OK 05'52
04/29 22:41			5398	AUTO FAX RX ECM	3	OK 01'54
04/29 22:45			5399	MEMORY RX ECM	40	OK 10'54
04/29 22:57			5400	MEMORY RX ECM	9	NG 12'16 9 #037
04/29 23:11			5401	MEMORY RX ECM	1	NG 00'22 1 #037
04/30 09:12	37755477		5402	MEMORY RX ECM	3	NG 02'41 3 #037
04/30 10:37	0048 76 8478205	KGHM POLSKA MIED	5403	AUTO FAX RX ECM	1	OK 00'44
04/30 11:44	6286677	Prokom Dep. Praw	5404	AUTO FAX RX ECM	1	OK 00'42
04/30 11:58	604 687 3141		5405	AUTO FAX RX ECM	2	OK 00'41
04/30 15:18	212 558 4910	S&C LLP 125 BD 3	5406	AUTO FAX RX ECM	7	OK 01'58
04/30 18:37			5407	AUTO FAX RX ECM	16	OK 07'12
04/30 18:45			5408	AUTO FAX RX G3	7	OK 03'38
04/30 21:35	37755477		5409	AUTO FAX RX ECM	17	OK 09'41
04/30 23:06	619 4815113		5410	AUTO FAX RX ECM	21	OK 05'50
05/01 02:39			5411	AUTO FAX RX ECM	2	OK 00'53
05/01 02:42			5412	AUTO FAX RX ECM	10	OK 03'11
05/01 03:24			5413	AUTO FAX RX ECM	2	OK 00'57
05/01 09:36	03		5414	AUTO FAX RX G3	1	OK 00'51
05/01 10:37	416 204 2416		5415	AUTO FAX RX ECM	2	OK 00'38
05/01 11:44	01753 494019		5416	AUTO FAX RX ECM	5	OK 01'14
05/01 13:08			5417	AUTO FAX RX ECM	6	OK 01'52
05/01 15:12	03		5418	AUTO FAX RX G3	1	OK 00'50
05/01 19:02	16046693099		5419	AUTO FAX RX ECM	1	OK 00'35

Please Deliver to: MICHAEL R MCALEVEY, SECURITIES AND EXCHANGE COMMIS

From: Camilla From, Institute for International Research

Responding to Sarbanes-Oxley

How To Effectively Evaluate Your Internal Control Environment

July 29-30, 2003 – New York
August 7-8, 2003 - San Francisco
August 20-21, 2003 – Chicago
September 9-10, 2003 – New York

After September 15, 2003, the Sarbanes-Oxley Act of 2002 makes reporting on internal controls a requirement for SEC registrants and their independent auditors. Will your internal controls pass independent attestation? Time is running out!

Compliance with Section 404 necessitates selecting a suitable Internal Control Framework. Pending specific recommendations from the PCAOB, many companies build their internal control structure around the recommendations of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). While other frameworks exist, most audit firms believe COSO will become the dominant model and recommend its adoption.

This course is structured to answer your specific implementation questions about assessing the effectiveness of your internal control environment to secure supportive attestation by your independent auditor and ensure compliance with the Sarbanes-Oxley Act. At the completion of this workshop, you will be able to evaluate the current internal control practices against the expectations of the COSO framework; analyze the structure, approach, and level of documentation; and develop a model to assess, monitor, and continually re-evaluate internal controls.

This training format has been specifically created in response to the increased demand for best practices that can be implemented to evaluate the internal control environment within your organization. By proactively addressing the requirements of the Sarbanes-Oxley Act, you will build the trust of your key stakeholders, improve the market value of your organization and develop a more comprehensive system of control that will bolster your business results. Don't miss the opportunity to gain hands-on instruction to develop an effective compliance program. Specifically learn how to:

- Determine how the Sarbanes-Oxley Act has changed and impacted the audit process
- Dissect and respond to requirements of Sections 301, 302, 404, 406 and 806
- Establish, maintain and assess the internal control environment quarterly and annually
- Gain insight into audit committee responsibilities and best practices
- Develop and understand the value of Anonymous & Confidential Reporting Systems

To register, simply fill out the registration form on the back of this brochure and fax it to **(941) 365-2507** or register by calling **(888) 670-8200**; or outside the U.S. call 941-951-7885 today to reserve a place for you and your colleagues. We look forward to meeting you along the journey for what promises to be an outstanding industry event!

How To Effectively Evaluate Your Internal Control Environment

Objective: Designing a roadmap – implementing, sustaining and evaluating the internal control environment at the entity level (non-financial controls) based on the size and complexity of your company.

8:30 Coffee and Registration

9:00 Start of Course

I. **Redefining Corporate Governance – Analyzing What the Sarbanes-Oxley Act Will Mean for Your Organization**

- Why the need for legislation?
- Understand the process for approval
- Determine the most important changes resulting from the Sarbanes-Oxley Act – how has it changed the audit process?
- Gain insight into the COSO Framework for Internal Controls
- Compare similarities to FDIC legislation

II. **Reviewing the Legislation…Getting Up to Speed on What You Need to Know**

- Dissecting Sections 301, 404, 406, 806
- Public reaction
- Examining the listing criteria of the NYSE, NASDAQ, AMSE

III. **Tailoring the Delegate Experience**

- Audit history
- Why do you need to know more – getting past the nuts and bolts
- Expectations on how your company will change
- Is this a priority for your company?
- Who will be responsible for compliance?

IV. **An In-Depth Analysis of Audit Documents and Intent**

- What is the composition of audit documents?
- What do auditors ask?
- Why are specific questions asked?

V. **Public Company Audit Committees -- Section 301**

- Audit committee responsibilities and best practices – an understanding of the functions of an audit committee
- Anonymous & Confidential Reporting Systems
- Understanding the meaning of "Anonymous & Confidential"
- Examining the anticipated impact of alternative implementation strategies
- Integration with HR policies and practices

Day Two

Part I: Assessing Internal Control Environment – the role of the Control Environment– Section 404

- What does this mean for your organization?
- How is it measured?
- What are acceptable cultural and organizational behaviors?
- Gain insight into the Organizational Culture Inventory (OCI) and discern what it tells us about company behaviors

Part II: Evaluating and Testing the Internal Control Environment
Specifically you will learn how to:
- Establish an effective control environment
- Maintain an effective control environment
- Assess the control environment quarterly and annually

VII. **Whistleblower Protection -- Section 806**
- Integrating the structure of a Whistleblower Protection process into your HR policies
- Developing tools and a communication strategy
- Monitoring of complaints & questions
- Examining internal/external processes
- Determining what to do with real complaints

VIII. **Disclosing a Code of Ethics -- Section 406:**
- What is a Code of Ethics and how do you establish one?
- Assessment and monitoring
- Available assessment tools

IV. **Case Studies – An Implementation Model**
- Case studies
- Developing a plan of action
- Reporting your findings -- including role play

V. **Participant Input**
- Individual assessment - continuum of preparedness
- What is needed to respond to participant concerns?
- Can participants develop an internal assessment plan?
- What resources are required to move forward?

VI. **Tying It All Together**
- Next steps
- Assessment

5:00 Close of Course

About Your Course Leaders:

Theresa Garcia, M.A., SPHR
Prior to founding ***Trust, Leadership & Growth, LLC*** Theresa held executive human resource positions in global consulting at Ernst & Young LLP and Cap Gemini Ernst & Young U.S., in pulp and paper manufacturing at Gaylord Container Corporation and in defense manufacturing at Hughes Aircraft Company. Theresa has a proven track record characterized by twenty years in executive human resource management, cultural integration and organizational design and development, executive coaching, employee and industrial relations, and industrial safety.
Theresa's practical experience is enhanced by her formal education, including an M.A. in Human Relations and Organizational Behavior, a B.S. in Business Administration, SPHR, Senior Practitioner Human Resources certification and multiple industrial safety and instructor certifications. Theresa is a member of the National Society for Human Resource Management (SHRM), the SHRM Consultants Forum and the National Association of Women Business Owners. She is a Board Member of the Phoenix Chapter of the National Society of Hispanic MBAs, and is a member of the Arizona Small Business Administration and the Arizona Industrial Relations Association.

Judith Duggan

Judy brings over twenty-five years of experience in board of directors development; organizational assessment; consulting; and training. Her extensive experience in organizational and strategic planning, leadership development, accelerated decision making, organizational change and major corporate transformations has been gained in both the private and public sectors. She is experienced in management consulting within a Big-5 consulting environment and is adaptable to diverse functions, business units and cultures. Judy holds a B.A. in Liberal Arts from D'Youville College in Buffalo, NY, and is certified in Myers-Briggs Type Indicator; Leadership and Organizational Styles Inventory; Appreciative Inquiry; SYMLOG; Facilitation Tools and Techniques

Responding to Sarbanes-Oxley

How To Effectively Evaluate Your Internal Control Environment

Call (888) 670-8200 or Fax This Form To: (941) 365-2507

or mail to: **Institute for International Research, P.O. Box 3685, Boston, MA 02241-3685**

☐ Yes! Please register the following individual(s) for the following training course:

☐**EARLY REGISTRATION FEE** (Must be postmarked by 1 month before session start date).... **$1895.**

☐REGULAR REGISTRATION FEE...**$2095.**

Please check the appropriate box:

☐ July 29-30, 2003	New York (U1843)
☐ August 7-8, 2003	San Francisco (U1844)
☐ August 20-21, 2003	Chicago (U1845)
☐ September 9-10, 2003	New York (U1846)

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